October 10, 2019

Joan Hilson
Chief Financial Officer
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

       Re: Signet Jewelers Limited
           Form 10-K for the Fiscal year Ended February 2, 2019
           Filed April 3, 2019
           Form 10-Q for the Quarterly Period Ended August 3, 2019 Filed August 3, 2019
           Correspondence filed September 25, 2019
           File No. 001-32349

Dear Ms. Hilson:

        We have reviewed your September 25, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 12, 2019 letter.

Form 10-Q for the Quarterly Period Ended August 3, 2019

Notes to the Consolidated Financial Statements
14. Goodwill and intangibles, page 20

1. We reviewed your response to comment 4. With respect to the impact of the error on the current year we note qualitatively you do not expect it to be material to your profitability or trends in 2020. Please explain why the error is quantitatively immaterial to the current year in light of your guidance.
 Joan Hilson
Signet Jewelers Limited
October 10, 2019
Page 2

       You may contact Scott Stringer at 202-551-3342, or me, Bill Thompson, at 202-551-3344
with any questions.



FirstName LastNameJoan Hilson                           Sincerely,
Comapany NameSignet Jewelers Limited
                                                        Division of Corporation
Finance
October 10, 2019 Page 2                                 Office of Trade &
Services
FirstName LastName